		Exhibit 99(b)
Household Finance Corporation
Household Receivables Funding, Inc. III
Household Credit Card Master Note Trust I, Series 2001-1

Original Class A Principal	827,500,000.00
Number of Class A Bonds (000's)	827,500.00
Original Class B Principal	72,500,000.00
Number of Class B Bonds (000's)	72,500.00

Distribution Date		2003 Totals

CLASS A
Class A Principal Distributions		0.00
Class A Interest		11,648,660.73

CLASS B
Class B Principal Distributions		0.00
Class B Interest		1,233,163.64